VANC Pharmaceuticals Announces
Non Brokered Private Placement

July 20, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce a non-brokered private placement of up to 10,000,000 units of the Company at a price of $0.15 per unit (the “Units”) for gross proceeds of up to $1,500,000 (the “Offering”).

Each Unit will consist of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant (the “Warrant”).  Each Warrant will entitle the holder thereof to purchase one (1) additional common share for a period of sixty (60) months from the Closing Date of the Offering at a price of CDN$0.20 per Common Share.

The Warrants will be subject to an accelerated exercise provision that if the closing sales price of the Company’s common shares trades $0.10 or higher of the closing price of the financing for a period of 10 consecutive trading days, then the Company may, within five days of such event, provide notice by way of news release to the holders of the warrants of the early expiry of the warrants, and thereafter the warrants shall expire on that date that is 30 days from the date that such notice is given.

Proceeds from the Offering are planned to be used by VANC for general ongoing working capital and corporate purposes.

“This round of financing will serve to build additional inventory of our generics and OTC products to serve our new and expanding distribution channels as well as to complete technology acquisitions,” commented Bob Rai, CEO of VANC.  “This financing, together with our recently completed financing in June, is expected to get us to operational profitability and allow us to grow our business,” concluded Mr. Rai.

In connection with the Offering, the Company may pay a finder’s fee pursuant to the policies of the TSX Venture Exchange.  The Company anticipates there may be insider participation in the Offering.

This Offering is subject to receipt of all necessary approvals including approval of the TSX Venture Exchange and the Company’s Board of Directors.  There is no assurance that the financing will be completed on the terms contemplated, or at all.

The Company has granted 150,000 stock options at $0.15 per option to a director of the Company in terms of the Company’s stock option plan.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharmc.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include our expectation to complete the financing on the terms and in the amounts contemplated, insider participation in the financing, the use of proceeds, that our distribution channels will continue to expand, that the financing will be sufficient to allow the Company to obtain operational profitability, or that the Company will reach operational profitability and the Company's plans for technology acquisitions.  Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management. Because forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all necessary stock exchange and board approvals, our ability to negotiate and execute definitive documentation with subscribers and any finders and to fulfill any conditions precedent contained therein, the general level of interest to participate in the private placements and such other matters described in our public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.